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                             March 5, 2021

       Steven J. Sell
       Chief Executive Officer
       Agilon Health Topco, Inc.
       1 World Trade Center, Suite 2000
       Long Beach, CA 90831

                                                        Re: Agilon Health
Topco, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
10, 2021
                                                            CIK No. 0001831097

       Dear Mr. Sell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. With reference to prior comments 5 and 7, please revise the first paragraph of the
                                                        Overview to explain the
term    global capitation    and clarify your business platform/model
                                                        by briefly explaining
the nature of your arrangements with payors and primary care physician groups.
Absent this discussion, we note that it is not possible to understand the infrastructure and
payment model that you are highlighting in this paragraph or to assess statements in this
paragraph and in the ensuing graphics concerning how this model is revolutionary and
transformative.
 Steven J. Sell
Agilon Health Topco, Inc.
March 5, 2021
Page 2
2. We note your revised disclosure in response to prior comment 9. Please identify the 2019 article that was published in the Journal of the American Medical Association.
3. We note your response to prior comment 7 and the revised disclosure concerning your
         Physician Relationships on page 8. Please revise to clarify whether Payors make FFS base compensation rate payments to the RBE or whether some of those payments are made directly from the Payor to the physician groups.
Our Equity Sponsor and Organizational Structure, page 15

4. We note your response to prior comment 13 that CD&R does not have any duties, obligations or roles beyond that of a controlling shareholder. Accordingly, please revise to remove the reference to CD&R as your "equity sponsor."
Summary Risk Factors, page 16

5. Please revise to highlight the risk disclosure on page 35 which explains that if the cost of medical care provided to your members exceeds the corresponding capitation revenue you receive, then you may realize operating deficits, which are typically not capped, and could lead to substantial losses.
Agilon Health Topco is a holding company with no operations of its own, page 56

6. We note your revised disclosure in response to prior comment 15, including that risk-
         bearing capital required by payors varies by payor and geography and ranged from
         $50,000 to $12.0 million as of September 30, 2020. Please disclose the minimum amount of capital your subsidiaries were required to maintain, in the aggregate, as of the most recent practicable date.
Use of Proceeds, page 69

7. We note your response to prior comment 16. Please revise to disclose the approximate amount that you plan to use for the purpose of adding new physician partnerships. To the extent that you do not have a current specific plan for a significant portion of the remaining proceeds, please include a statement to this effect, discuss the principal reasons for the offering and add risk factor disclosure.
Impact of COVID-19 Pandemic on Our Business, page 124

8. We note your response to prior comment 20. With a view to revised disclosure, please tell
FirstName LastNameSteven J. Sell
       us whether you are able to quantify how much lower your members' costs were relative to
Comapany    NameAgilon
       the your           Health
                 expectations for Topco, Inc. and whether this information would provide insight the period,
March into  the potential
       5, 2021 Page 2 impact that COVID had on your business and expenses. FirstName LastName
 Steven J. Sell
FirstName  LastNameSteven
Agilon Health  Topco, Inc. J. Sell
Comapany
March      NameAgilon Health Topco, Inc.
       5, 2021
March3 5, 2021 Page 3
Page
FirstName LastName
Payors, page 127

9. We note your response to prior comment 22. Please revise your disclosure on page 127 or elsewhere as applicable to explain the reason why you have multiple contracts with certain payors such as Humana.
       You may contact Kristin Lochhead at 202-551-3664 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Paul M. Rodel, Esq.